Exhibit 12
AMERUS GROUP CO.
EXHIBIT 12 — STATEMENT RE: COMPUTATION OF RATIOS
RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
	2005	2004	2004	2003	2002	2001	2000

Earnings	($in thousands)
Pre-tax income from continuing operations	$115,624	$88,566	$228,294	$239,238	$89,157	$119,377	$115,737
Less: Minority interest	—	—	—	—	—	—	21,677
Less: Income (loss) from equity investees	3,180	3,879	8,105	12,563	(3,993)	5,072	3,481
Add: Distributed income from equity investees	180	290	564	1,521	2,591	7,730	4,449

	112,624	84,977	220,753	228,196	95,741	122,035	95,028

Fixed charges	255,800	237,389	556,985	570,646	492,093	371,667	344,363

Total Earnings	$368,424	$322,366	$777,738	$798,842	$587,834	$493,702	$439,391

Fixed Charges
Interest credited to policyowners	$238,950	$220,245	$523,231	$538,622	$464,022	$341,575	$312,008
Interest expense on debt	15,971	16,334	32,120	30,154	25,487	26,011	29,723
Amortization of debt issuance costs	465	464	928	1,137	985	3,155	1,833
Estimate of interest within rental expense	414	346	706	733	1,599	926	799

Total Combined Fixed Charges	$255,800	$237,389	$556,985	$570,646	$492,093	$371,667	$344,363

Ratio of Earnings to Fixed Charges	1.44	1.36	1.40	1.40	1.19	1.33	1.28